EXHIBT 1


       Given Imaging Announces Strategic Marketing and Sales Alliance with
           Ethicon Endo-Surgery, Inc. for New M2A Esophageal Capsule

- Deal will more than double Given Imaging's sales representation in the U.S. -

Yoqneam, Israel - May 11, 2004 - Given Imaging (NASDAQ:GIVN) announced today the signing of an exclusive sales representation and co-promotion with Ethicon Endo-Surgery, Inc. a Johnson & Johnson company. InScope, a business division of Ethicon Endo-Surgery, Inc. will have exclusive rights to market Given Imaging's M2A Esophageal Capsule following clearance from the U.S. Food and Drug Administration. Given Imaging currently expects to release the M2A Esophageal Capsule before year-end.

Under the terms of this agreement, Given Imaging retains responsibility for regulatory approval, manufacturing, supply chain management, order invoicing and processing, collections, technical support and on-site system service, while InScope is responsible for sales, marketing and promotion, as well as efforts to establish reimbursement policies for the M2A Esophageal Capsule. The parties will also collaborate in expanding the installed base of the Given Diagnostic System, which will be used for both the M2A Esophageal Capsule and Given Imaging's existing M2A Small Bowel Capsule, as well as future capsules.

"This agreement significantly strengthens Given Imaging's competitive position as the leader in Capsule Endoscopy and provides InScope with an exciting product offering for the esophageal disease management market - so this is clearly a win-win for both organizations," said Gavriel D. Meron, President and CEO of Given Imaging. "Working with InScope's sales and marketing organization should enable Given Imaging to accelerate penetration of our diagnostic platform."


Under the terms of the agreement, Given Imaging will receive a milestone payment from InScope consisting of a payment of up to $10 million upon FDA approval for the M2A Esophageal Capsule. Additional payments of up to $40 million may be made by February 2007, contingent upon performance criteria achievable by both parties. Given Imaging will pay InScope a commission for sales of M2A Esophageal Capsules and Given Imaging's Diagnostic Systems generated by the InScope sales team.


Subject to achieving certain minimum sales targets, the exclusive term of the agreement will continue for up to 11 years followed by a four-year co-exclusive transition period with Given Imaging. The alliance will initially focus on the United States and may be expanded globally, excluding Japan.

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Conference Call Information

Given Imaging will host a conference call today, Tuesday, May 11, 2004, at 11:00 am Eastern Time to discuss the new marketing agreement. To access the call, dial 1-800-838-4403. International participants may dial +973-317-5319. The conference call will also be webcast through the Company's website www.givenimaging.com.

About the Esophageal Chronic Acid Reflux Market

An estimated 61 million Americans suffer from heartburn at least once a month. Heartburn that recurs frequently may be a symptom of a more serious condition known as gastro-esophageal reflux disorder (GERD). After food passes through the esophagus into the stomach, a valve between the stomach and esophagus closes, preventing the movement of food or stomach acid upward. Gastro-esophageal reflux occurs when the valve fails to close tightly, allowing acid to surge upward, out of the stomach and into the esophagus. The result is pain and indigestion. Some causes of GERD include a weakening of the muscles that operate the valve or a hiatal hernia or a bulge in the diaphragm. If left untreated, GERD can lead to ulceration of the esophagus, respiratory problems or esophageal cancer. Approximately 10-15% of patients with chronic reflux symptoms are estimated to have Barrett's esophagus, a pre-cancerous condition with an associated risk for esophageal cancer of 0.5% per patient year. In the United States alone there are approximately 13,000 new cases of esophageal cancer every year.

About Given Imaging

Given Imaging is redefining gastrointestinal diagnosis by developing, producing and marketing innovative, patient-friendly and effective methods for diagnosing gastrointestinal disorders. The company's flagship technology platform is the Given(R) Diagnostic System, featuring the M2A(R) Capsule Endoscope, a disposable, miniature video camera contained in a capsule which is ingested by the patient. The M2A(R) Capsule Endoscope, established as the gold standard for diagnosis of diseases of the small bowel, is the first product of the M2A(R) Capsule Endoscopy platform. The patient-friendly M2A Capsule Endoscope is the only naturally ingested method for direct visualization of the entire small intestine. It is currently marketed in the United States and in more than 60 other countries and has benefited more than 100,000 patients worldwide. A capsule endoscope for visual examination of the esophagus is currently in clinical trials and capsules for visualization of the stomach and colon are under development. Given Imaging has also developed and currently markets in Europe the M2A(R) Patency System, a novel method for detecting obstructions in the gastrointestinal tract using a naturally ingestible, dissolvable capsule. Given Imaging's


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headquarters, manufacturing and R&D are located in Yoqneam, Israel, it has direct sales and marketing operations in the United States, Germany and France, and local offices Tokyo, Madrid and Sydney. For more information, visit http://www.givenimaging.com

This press release contains forward-looking statements about Given Imaging, including projections about our business, our future revenues, and our future profitability, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, words such as "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify such forward-looking statements. Those forward-looking statements are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including but not limited to the following: changes in regulatory environment, our success in implementing our sales, marketing and manufacturing plan, protection and validity of patents and other intellectual property rights, the impact of currency exchange rates, the effect of competition by other companies, the outcome of future litigation, the reimbursement policies for our product from healthcare payors, quarterly variations in operating results, the possibility of armed conflict or civil or military unrest in Israel and other risks disclosed in our filings with the U.S. Securities Exchange Commission.





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